UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 5 2013
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DeMatteo Monness LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
780 Third Ave, 45th Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Artur Kurasiewicz **212-833-9928**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

709 Westchester Avenue	**White Plains**	**NY**	**10604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13014583

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **William Monness**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DeMatteo Monness LLC** as of **DECEMBER 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PETER M. DOLEZAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DO6181864
Qualified in Suffolk County
My Commission Expires February 11, 2016

Signature

PRESIDENT
Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 27th DAY OF FEB. , 2013.
BY WILLIAM MONNESS
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC and Subsidiaries

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiaries (collectively the "Company") as of December 31, 2012, and the related consolidated statements of income and comprehensive income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in the schedules on pages 18 - 19 ("supplementary schedules") is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2013

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Current assets:	
Cash and cash equivalents	$ 4,135,222
Receivable from clearing broker	1,661,737
Receivable from other brokers	171,304
Prepaid expenses and other current assets	187,396
Total current assets	6,155,659
Property and equipment, net	810,082
Other assets:	
Deposits	227,518
TOTAL ASSETS	$ 7,193,259

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accrued expenses and other current liabilities	$ 999,388
Note payable	119,010
Accrued pension liability	189,763
Income taxes payable	52,338
Total liabilities	1,360,499
Commitments and contingencies (Notes 3, 6, 7 and 8)	
Members' equity:	
Members' equity	5,961,976
Accumulated other comprehensive loss	(129,216)
Total members' equity	5,832,760
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 7,193,259

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenue:	
Commissions and fees	$ 14,818,002
Consulting service revenue	3,488,376
Total revenue	18,306,378
Operating and administrative expenses:	
Salaries and payroll taxes	6,339,125
Rent and utilities	896,889
Professional fees	1,958,271
Research	816,649
Communications	1,416,359
Brokerage and clearance	1,166,839
Regulatory and agency fees	156,705
Travel and entertainment	884,447
General and administrative	665,260
Insurance	663,107
Sundry taxes	42,603
Depreciation and amortization	240,938
Charitable contributions	148,408
Pension expense	18,190
Total operating and administrative expenses	15,413,790
Income from operations	2,892,588
Other income (expense):	
Loss on marketable securities	(13,139)
Interest income	5,935
Other expense, net	(7,204)
Income before provision for income taxes	2,885,384
Provision for income taxes	(127,701)
Net income	2,757,683
Other comprehensive gain:	
Defined benefit plan items recognized in other comprehensive gain	154,188
COMPREHENSIVE INCOME	$ 2,911,871

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Members' equity	Accumulated other comprehensive loss	Total
Balance – beginning	$ 5,078,661	$ (283,404)	$ 4,795,257
Net income	2,757,683	-	2,757,683
Other comprehensive income		154,188	154,188
Distributions to members	(1,874,368)	-	(1,874,368)
BALANCE - ENDING	$ 5,961,976	$ (129,216)	$ 5,832,760

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 2,757,683
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	240,938
Unrealized loss on marketable securities	13,139
Changes in assets and liabilities:	
Receivable from clearing broker	(432,834)
Receivable from other brokers	(60,222)
Prepaid expenses and other current assets	92,181
Accrued expenses and other current liabilities	142,921
Profit-sharing plan contributions payable	(64,547)
Accrued pension liability	17,315
Deferred rent income	(6,045)
Income taxes payable	20,035
Total adjustments	(37,119)
Net cash provided by operating activities	2,720,564
Cash provided by investing activities:	
Proceeds from sale of investments	172,055
Cash flows from financing activities:	
Payments of note payable	(285,721)
Distributions to members	(1,874,368)
Net cash used in financing activities	(2,160,089)
Net increase in cash and cash equivalents	732,530
Cash and cash equivalents – beginning	3,402,692
CASH AND CASH EQUIVALENTS – ENDING	$ 4,135,222
Supplemental disclosures of cash flow information:	
Interest paid	$ 3,479
Income taxes paid	$ 125,749

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DeMatteo Monness, LLC ("DeMatteo Monness") was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. DeMatteo Monness serves the investment community principally as a broker-dealer and clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. DeMatteo Monness is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and does not provide securities brokerage services to the general public.

MoJo Air, LLC ("MoJo") was formed as a limited liability company on November 14, 2001. The principal assets of MoJo were fractional interests in business class passenger aircraft used by DeMatteo Monness. All interests in the aircraft were sold during 2007. Mojo was dissolved on February 7, 2012.

DeMatteo Monness (Shanghai) LLC ("Shanghai") was formed as a limited liability company on July 26, 2007, in order to transact business in China. Shanghai was established under Chinese law and regulations. Shanghai's principal asset is cash.

DeMatteo Monness and Shanghai are collectively referred to as the "Company."

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract, or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of DeMatteo Monness and its wholly-owned subsidiaries; Shanghai, and MoJo through February 7, 2012. The accompanying statement of income and comprehensive income, changes in members' equity and cash flows include the activity of Mojo for the period from January 1, 2012 through February 7, 2012. All significant intercompany balance and transactions have been eliminated in consolidation.

Recently Adopted Accounting Pronouncements

In June 2011, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*, and subsequently issued a proposal to defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income ("OCI") as part of the statement of changes in stockholders' equity, and instead requires either OCI presentation and net income in a single continuous statement to the statement of income, or as a separate statement of comprehensive income. FASB ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of FASB ASU No. 2011-05 did not impact the Company's consolidated financial position, results of operations or cash flows.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Consulting Service Revenue

The Company also facilitates the delivery of research information to money managers and others in the financial services industry. Compensation for these services is determined by the recipient based on its good faith determination. The Company records compensation for these services when the service has been rendered, the amount of the fee is known, and collection of the fee is reasonably assured.

Cash and Cash Equivalents

The Company considers investments in debt securities with an original maturity date of three months or less to be cash equivalents. Shanghai's principal asset is cash and the amount is not material at December 31, 2012.

Income Taxes

As limited liability companies are treated as partnerships for federal and state tax purposes, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements. The Company remains subject to the New York City unincorporated business tax, a provision for which has been included in the consolidated financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("Codification" or "ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to examinations by taxing authorities for years before 2009.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Amortization of leasehold improvements is provided over the shorter of the economic useful life of the improvement or the term of the lease. Amortization of capitalized software and website development costs are amortized over their estimated useful lives. Depreciation on the balance of the property and equipment is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Capitalized Software and Website Development Costs

Costs for software developed for internal use are accounted for in accordance with FASB ASC 350, *Intangibles - Goodwill and Other - Internal - Use Software*. FASB ASC 350 requires the capitalization of certain costs incurred in connection with developing or obtaining internal-use software. In accordance with FASB ASC 350, capitalized costs for internal-use software are included in property and equipment in the consolidated statement of financial condition. The Company amortizes the costs of software obtained or developed for internal use over the estimated useful life, which the Company estimates to be five years.

Costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of FASB ASC 350 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the internal-use computer software project (to the extent of their time spent is directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. During 2012, the Company did not incur any software and website development costs. Amortization of capitalized software costs for the year ended December 31, 2012, was $78,814.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurement* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluates events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statements.

Accumulated Other Comprehensive Loss

Comprehensive income is the total of (1) net income plus (2) all other changes in net assets arising from non-owner sources, which are referred to as items of other comprehensive income. The components of accumulated other comprehensive loss consist of items related to the Company's defined benefit pension plan that affect comprehensive income. These items are more fully discussed in Note 5.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012, consisted of the following:

Leasehold improvements	$ 2,295,482
Furniture and fixtures	1,033,110
Equipment	2,365,154
Capitalized software and web development	2,328,764
	8,022,510
Less: accumulated depreciation and amortization	(7,212,428)
Property and equipment, net	$ 810,082

Depreciation and amortization expense for the year ended December 31, 2012, amounted to $240,938.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several noncancelable operating leases for office facilities and software expiring periodically through 2017. Future minimum lease payments for the remaining lives of the leases and software are as follows:

Year ending December 31:	
2013	$ 890,208
2014	770,775
2015	705,250
2016	705,250
2017	470,167
	$3,541,650

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs. Rent expense for the office facilities, including real estate taxes, for the year ended December 31, 2012, was $922,267. Software lease expense for the year ended December 31, 2012, was $142,436.

The Company sublets a portion of its office on a month-to-month basis. Rental income for the year ended December 31, 2012, was approximately $114,285.

Sales Tax Audit

New York State has conducted a sales and use tax audit of the Company for the years 2002 through 2008. The audit resulted in a sales tax assessment for $101,265. This amount was paid during 2012.

Litigation

The Company may become involved in legal actions and claims arising in the ordinary course of business. Therefore, conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessments inherently involve an exercise of judgment. In assessing loss contingencies related to legal proceedings, if any, that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

NOTE 3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation (Continued)

At December 31, 2012, management does not believe that there are any matters involving loss to the Company that require recognition and/or disclosure in the accompanying consolidated financial statements.

NOTE 4. MEMBERS' EQUITY

The Company has two classes of members' interests, Class A and Class B. Class B members do not have a capital interest in the Company or an interest in the profits of the Company other than guaranteed payments made at the discretion of the Class A members. Additionally, only the Class A members have voting rights. In the event of a capital transaction (as defined in the Company's operating agreement), both classes share in the net proceeds in accordance with formulas defined in the operating agreement.

NOTE 5. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan (the "Plan"). The Plan covers certain highly compensated members and employees and substantially all non-highly compensated employees.

The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan. Effective as of April 30, 2010, the Company terminated all future benefit accruals and froze all current accrual benefits.

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2012	$	1,007,242
Service cost		-
Interest cost		44,319
Actuarial loss		(140,453)
Benefits paid		(17,646)
Benefit obligation at December 31, 2012	$	893,462
Change in fair value of plan assets:		
Fair value of plan assets at January 1, 2012	$	680,606
Actual return on plan assets		40,739
Employer contribution		-
Benefits paid		(17,646)
Fair value of plan assets at December 31, 2012	$	703,699

NOTE 5. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

Funded status of the Plan	$	(189,763)
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	(189,763)

Amounts recognized in the consolidated statement of financial condition at December 31, 2012, consisted of:

Prepaid benefit cost	$	-
Accrued benefit liability		189,763
Intangible asset		-
Accumulated other comprehensive loss		(129,216)
Net amount recognized	$	60,547

Included in accumulated other comprehensive loss at December 31, 2012, are unrecognized losses of $129,216 that have not yet been recognized in net periodic benefit cost.

The net actuarial gain recognized in other comprehensive loss for the year ended December 31, 2012, was $154,188.

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2012:

Discount rate	4.05%
Rate of compensation increase	0%

The following are weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2012:

Discount rate	4.40%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	0%

Components of net periodic pension costs are as follows:

Service cost	$	-
Interest cost		44,319
Expected return on plan assets		(34,030)
Recognized settlement charge, net		-
Recognized actuarial loss		7,026
Net periodic benefit cost	$	17,315

NOTE 5. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2012:

Projected benefit obligation in excess of plan assets:	
Projected benefit obligation	$893,462
Fair value of plan assets	$703,699
Accumulated benefit obligation in excess of plan assets:	
Accumulated benefit obligation	$893,462
Fair value of plan assets	$703,699

The Company's pension plan was invested 100% in mutual funds as of December 31, 2012. Assets and liabilities measured at fair value are based on one or more of three valuation techniques indentified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table sets forth, by level, the assets of the pension plan subject to the hierarchy, on a recurring basis, as of December 31, 2012:

Description	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total at December 31, 2012	Valuation Techniques
Collective investment fund	$ -	$ 703,699	$ -	$ 703,699	(a)

Collective investment fund ("CIF") is invested in an underlying mutual fund which invests at least 80% of its total assets in debt securities and other similar debt instruments. The underlying mutual fund has observable Level 1 quoted pricing inputs however, the net asset value of the CIF is not publicly quoted.

NOTE 5. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

The following table sets forth a summary of the Plan's investments with a reported NAV per share at December 31, 2012:

	Fair Value Estimated Using NAV per Share December 31, 2012				
Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Collective investment fund	$ 703,699	$ -	Daily	None	None

The fair value of the investment has been estimated using the NAV of the underlying investment:

(a) The collective investment fund seeks income and total return consistent with preservation of capital. The fund invests at least 80% of its total assets in a wide variety of debt instruments and income-producing securities. It may invest up to 50% of its total assets in junk bonds, or in securities of comparable quality. The fund may invest up to 40% of its total assets in securities issued by governments, agencies and instrumentalities of emerging market countries, and other issuers organized or headquartered in emerging market countries.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above. The pension plan strategy implemented by the Company's management is to achieve long-term objectives and invest the pension assets in accordance with the applicable pension legislation in the United States, as well as any fiduciary standards. The long-term primary objectives for the pension plan are to provide for a reasonable amount of long-term growth of capital without undue exposure to risk, protect the assets from erosion of purchasing power, and provide investment results that meet or exceed the pension plan's actuarially assumed long-term rates of return.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plan's actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

NOTE 5. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan (Continued)

On December 15, 2012, a board resolution was unanimously adopted to terminate the Plan effective February 15, 2013. The Company did not contribute to the Plan in 2012 and expects to fully distribute all plan assets to participants in 2013 in accordance with guidelines established by the Pension Benefit Guaranty Corporation.

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. Effective as of May 1, 2011, the Company eliminated the employer matching contribution to the 401(k) profit-sharing plan. The Company may also make a discretionary contribution to the profit-sharing plan. For the year ended December 31, 2012, the Company did not make a contribution to the profit-sharing plan.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had regulatory net capital of $4,426,502 which was $4,326,502 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1. The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

NOTE 7. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (1.21% at December 31, 2012). The note is personally guaranteed by the members of the Company. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2012, the Company was in compliance with this covenant. Amounts outstanding under the note at December 31, 2012, totaled $119,010.

NOTE 8. OFF-BALANCE-SHEET CREDIT RISK

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

NOTE 9. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and receivables from clearing and other brokers. The Company maintains its cash and cash equivalent balances in several major financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in the accounts, and management does not believe there is any significant credit risk with respect to cash. The Company's receivables represent amounts due from its clearing and other brokers. These receivables are primarily paid to the Company in the month following the month in which the amounts are earned.

SUPPLEMENTARY INFORMATION

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net capital:	
Capital and allowable subordinated liabilities:	
Members' equity	$ 5,832,760
Subordinated liabilities	-
Total capital and allowable subordinated liabilities	5,832,760
Deductions:	
Non-allowable assets:	
Receivable from other brokers	171,304
Prepaid expenses and other current assets	185,047
Property and equipment, net	810,082
Deposits	227,518
Total deductions	1,393,951
Net capital before haircuts on securities positions and other charges	4,438,809
Haircuts on securities and other charges	(12,307)
NET CAPITAL	$ 4,426,502
Aggregate indebtedness:	
Total liabilities	$ 1,360,499
Computation of basic net capital requirements:	
6-2/3% of aggregate indebtedness	$ 90,700
Statutory minimum net capital requirement	$ 100,000
Excess net capital	$ 4,326,502
Percentage: aggregate indebtedness to net capital	31%
Reconciliation with the Company's computation:	
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 4,451,840
Net effect of audit adjustments related to:	
Adjustment to income tax accrual	(25,338)
NET CAPITAL, AS ADJUSTED	$ 4,426,502

See independent auditors' report.

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
OTHER INFORMATION
DECEMBER 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer securities transactions are cleared through a broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2012.

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
DeMatteo Monness LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of DeMatteo Monness LLC and Subsidiaries (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2013

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
DeMatteo Monness LLC and Subsidiaries

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by DeMatteo Monness LLC and Subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including a copy of cancelled check and bank statement showing amount withdrawn, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Company's trial balance and Form X-17 A-5 Part II A reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2013

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DEMATTEO MONNESS LLC AND SUBSIDIARIES
(A Limited Liability Company)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS (FORM SIPC 7)
FOR THE YEAR ENDED DECEMBER 31, 2012

SIPC-7 - General assessment	$ 44,316
Less amounts paid:	
July 2012	(21,204)
Balance due with Form SIPC-7	$ 23,112

SIPC Collection Agent: Securities Investor Protection Corporation

See independent accountants' report on applying agreed-upon procedures related to an entity's SIPC assessment reconciliation.